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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No. _____)


                    CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
    _________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
   __________________________________________________________________________
                         (Title of Class of Securities)

                                   20935C200
                          __________________________
                               (CUSIP Number)
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13G
CUSIP No. __20935C200__
_____________________________________________________________________________
1.   NAME OF REPORTING PERSON            S.S. OR I.R.S. IDENTIFICATION NO.

     Renaissance Capital Partners II, Ltd.        75-2407159

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.   SOLE VOTING POWER
     10,306,326 shares
_____________________________________________________________________________
6.   SHARED VOTING POWER
     None
_____________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     10,306,326 shares
_____________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,306,326 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     49.38%
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     PN, IV
_____________________________________________________________________________
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ITEM 1.

     a, b.    Consolidated Health Care Associates, Inc. ( Company )
             38 Pond Street, Suite 305
             Franklin, MA 02038

ITEM 2.

     (a)       Name of Person Filing
               Renaissance Capital Partners II, Ltd. ( Filer )

     (b) Address of principal Business Office or, if none, Residence
               8080 N. Central Expwy., Suite 210 LB-59
               Dallas, TX 75206-1857

     (c)       Citizenship
               Texas

     (d)       Title of Class of Securities
               Common Stock

     (e)       CUSIP Number
               759922206

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______ Broker or Dealer registered under Section 15 of the Act
     (b) ______ Bank as defined in section 3(a)(6) of the Act
     (c) ______ Insurance Company as defined in section 3(a)(19) of the Act
     (d) __X___ Investment Company registered under section 8 of the
                   Investment Company Act
     (e) ______ Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940
     (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
     (g) ______ Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)(Note: See Item 7)
     (h) ______ Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership.

     (a)       Amount Beneficially Owned:

     At December 31, 1997, the Filer s reportable position in the Company was 5,159,000 shares of the Company s common stock, 1,195,984 shares of the Company s Series A Preferred Stock and 500,000 shares of the Company s Series B Preferred stock. Total number of common shares beneficially owned at the end of the reporting period is 10,306,326.


     (b)       Percent of Class
               49.38%
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     (c)       Number of shares as to which such person has:
        (i)    sole power to vote or to direct the vote:
                    10,306,326
        (ii)   shared power to vote or to direct the vote:
                    None
        (iii)  sole power to dispose or to direct the disposition of:
                    10,306,326
        (iv)   shared power to dispose or to direct the disposition of:
                    None

Item 5.        Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than Five Percent on Behalf of Another
     Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.
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Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 22, 1998
                    ___________________/S/_______________________
                         Signature

                    Vance M. Arnold, Executive Vice President
                    Renaissance Capital Group, Inc.
                    Managing General Partner
                              ___________________________________________
                                        Name and Title
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